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SEC[illegible] 10026090 [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIG Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Peachtree St NE Suite 2250
(No. and Street)

Atlanta	GA	30361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lauren Jones 404-601-7212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 26 2010

Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harshman Phillips & Company, LLC
(Name – *if individual, state last, first, middle name*)

3050 Amwiler Road, Suite 200	Atlanta	GA	30360
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoff Hodgson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIG Partners LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

CAROLYN J COLEMAN
MY COMMISSION EXPIRES
NOTARY PUBLIC
APRIL 27, 2013
FULTON COUNTY GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIG PARTNERS, LLC

FINANCIAL STATEMENTS - CONFIDENTIAL

December 31, 2009

CONFIDENTIAL

TABLE OF CONTENTS

HARSHMAN PHILLIPS

Your Financial Business Matters.™

HARSHMAN PHILLIPS & COMPANY, LLC
3050 Amwiler Road, Suite 200
Atlanta, GA 30360
Tel 770.804.0300
Fax 770.804.0311

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
FIG Partners, LLC

We have audited the accompanying statement of financial condition of FIG Partners, LLC (the "Company") as of December 31, 2009, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financials reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIG Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to basic financial statements taken as a whole.

Harshman Phillips & Company, LLC

Atlanta, Georgia
February 22, 2010

CONFIDENTIAL

FIG PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$	353,070
Securities owned, not yet sold		2,021,249
Other receivables		5,775,332
Due from employees		59,125
Securities available for sale		25,563
Prepaid expenses		129,302
Property and equipment, net		135,214
Deposits		22,341
Total Assets	$	8,521,196

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	4,041,082
Payable to clearing organization		67,830
Securities sold, not yet purchased		244,250
Note payable		238,542
Total Liabilities		4,591,704
Members' Equity		3,929,492
Total Liabilities and Members' Equity	$	8,521,196

See accompanying notes.

CONFIDENTIAL

FIG PARTNERS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2009

REVENUES		
Commissions	$	5,854,555
Investment banking		8,096,779
Net trading income		529,962
Investment advisory, research and other fees		2,007,899
Interest income		11,271
Total Revenues		16,500,466
EXPENSES		
Compensation and related expenses		10,201,276
Brokerage and clearing fees		1,376,653
Office and other operating expenses		1,582,646
Sales and marketing expenses		1,532,927
Total Expenses		14,693,502
NET INCOME	$	1,806,964

See accompanying notes.

CONFIDENTIAL

FIG PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2009

	Units	Members' Equity	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2008	1,161,579	$ 2,045,014	$ (62,500)	1,982,514
Net Income	-	1,806,964	-	1,806,964
Unrealized loss on available for sale securities	-	-	(25,563)	(25,563)
Contributions	-	165,577	-	165,577
Balance, December 31, 2009	1,161,579	$ 4,017,555	$ (88,063)	$ 3,929,492

See accompanying notes.

CONFIDENTIAL

FIG PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,806,964
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	39,974
Adjustment of note payable for imputed interest	2,084
Changes in operating assets and liabilities:	
Securities owned, not yet sold	(1,193,278)
Other receivables and due from employees	(5,072,648)
Prepaid expenses and deposits	(32,267)
Accounts payable and accrued expenses	3,449,098
Payable to clearing organization	35,971
Securities sold, not yet purchased	200,230
Net Cash Used In Operating Activities	(763,872)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(37,255)
Net Cash Used In Investing Activities	(37,255)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions of capital from member	165,577
Net Cash Provided By Financing Activities	165,577
Net Decrease in Cash and Cash Equivalents	(635,550)
Cash and Cash Equivalents at Beginning of Year	988,620
Cash and Cash Equivalents at End of Year	$ 353,070
Supplemental Cash Flows Disclosures:	
Interest payments	$ 32,925
Other Non-cash Transactions:	
Decrease in fair value of securities available for sale recorded as component of other comprehensive income	$ 25,563

See accompanying notes.

CONFIDENTIAL

1. Organization and description of business

FIG Partners, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides independent research on financial institutions and energy companies, active market-making, principal and agency transactions and investment banking to institutional investors, high net worth individuals, and companies in the financial services and energy industries. The Company is based in Atlanta, Georgia and introduces customers on a fully-disclosed basis to its primary clearing agent, First Clearing LLC.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities.

b. Securities transactions

Customers' securities transactions are reported on a settlement date basis. Related commission revenues and clearing fees are recorded on a trade date basis. Proprietary securities transactions are recorded on a trade date, as if they had settled.

Marketable securities owned and securities sold, not yet purchased, are recorded at fair value, and utilize Level 1 Inputs of the fair value hierarchy. Realized and unrealized gains and losses are reflected in net trading profits.

c. Securities available for sale

Available for sale securities consist of certain equity securities and warrants not classified as trading securities or as securities held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Securities not readily marketable, or illiquid and/or non-transferable, are valued at fair value as determined by the Company's management, and utilize Level 3 Inputs of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Initially, the transaction price is used as the best estimate of fair value, and subsequently management's best estimate is used by making adjustments to fair value from available market evidence of transactions and offerings of comparable entities. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other

2. **Summary of significant accounting policies *(continued)***

c. ***Securities available for sale (continued)***

comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

d. ***Investment banking***

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking revenues also include fees earned from providing merger and acquisition and financial research and advisory services.

e. ***Property and equipment***

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC 360, *Property, Plant and Equipment*. Equipment and furniture and fixtures are depreciated on a straight-line basis over a five-year life. Leasehold improvements are amortized over the original term of the lease. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. There was no repair and maintenance expense for the year ended December 31, 2009.

f. ***Income taxes***

The Company is a Georgia Limited Liability Company ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its members.

g. ***Cash and cash equivalents***

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. The Company is required to maintain a minimum $100,000 collateral account with First Clearing LLC, its primary clearing agent.

2. **Summary of significant accounting policies *(continued)***

h. ***Use of estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

i. ***Accounts receivables and bad debts***

Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

j. ***Advertising costs***

The Company's advertising costs are charged to operations as incurred. Advertising costs charged to operations totaled approximately $53,000 for 2009.

k. ***Equity-based compensation***

During 2006, the Company adopted FASB ASC 718, *Compensation–Stock Compensation*, in accounting for equity-based member unit purchase options compensation. The Company recognizes compensation expense only if the fair value of the underlying membership unit exceeds the exercise price on the date of grant.

l. ***Fair value***

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, established a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820, *Fair Value Measurements and Disclosures*, is effective for the Company as of January 1, 2008, with the exception of a 1-year deferral for certain non-financial assets and liabilities. The requirements of FASB ASC 820, *Fair Value Measurements and Disclosures*, do not have a material impact on the Company's financial statements.

2. Summary of significant accounting policies *(continued)*

m. Recently Issues Accounting Standards

In June 2009, the FASB issued FASB ASC 105, *Generally Accepted Accounting Principles (GAAP)*, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Prior FASB standards have been superseded by the Codification for periods ending on or after September 15, 2009.

3. Securities owned and securities sold, not yet purchased

Marketable securities owned and securities sold, not yet purchased, are recorded at fair value and consist of the following at December 31, 2009:

	Securities Owned	Securities Sold not yet Purchased
Equity Securities	$ 2,021,249	$ 244,250

The portion of net trading income that relates to securities owned at December 31, 2009 includes an unrealized gain of approximately $109,000. The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of approximately $244,000 at December 31, 2009 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases.

4. Securities available for sale

Marketable and non-marketable securities classified as available for sale utilizing Level 3 Inputs of the fair value hierarchy consist of the following at December 31, 2009:

	Cost	Gross Unrealized Loss	Fair Value
Available for Sale:			
Equity securities	$ 113,626	$ 88,063	$ 25,563

5. Property and equipment

Property and equipment at cost as of December 31, 2009 consists of the following classifications:

Equipment and software	$	317,970
Leasehold improvements		16,755
Furniture and fixtures		78,116
		412,841
Less accumulated depreciation and amortization		277,627
Net property and equipment	$	135,214

Depreciation and amortization expenses charged to operations totaled approximately $40,000 for 2009, and were recorded in office and other operating expenses on the Statement of Income.

6. Note payable

In January 2007, the Company entered into an operating agreement with an investor to borrow $250,000 in the form of a long-term subordinated note payable. The loan proceeds were drawn in December 2007, and the loan is non-interest bearing, non-recourse to the Company except to the extent of its energy division assets, as defined, and is payable at maturity in January 2009, which has been amended to extend the maturity date until January 31, 2011. The note has been discounted to impute interest at 5% annually, with the resulting principal balance adjusted to approximately $239,000 at December 31, 2009. The note's provisions call for a reduction of principal balance in the event the energy division operates at a loss during the forty-eight month agreement period.

In January 2010, the Company terminated its agreement with ERC Holding Corp. Pursuant to the termination rights in the agreement, ERC Holding Corp. will have 180 days to move the energy practice outside of the Company. As of December 31, 2009, the note payable is included as a current liability on the Statement of Financial Condition.

7. Net capital requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, $100,000, or $2,500 for each security which it participates in a market-making broker-dealer, whichever is greatest. Management calculated the minimum net capital as $2,500 for each security the Company

7. Net capital requirements *(continued)*

participates in, or 201 securities, noting the minimum net capital required as of December 31, 2009 was approximately $503,000. At December 31, 2009, the Company has net capital of approximately $2,051,000 which exceeds its requirement of $503,000 by approximately $1,548,000.

8. Operating leases

The Company has entered into non-cancelable operating lease agreements for office space and certain equipment that expire at various dates through the year 2011. Minimum future payments required under the terms of the leases for each of the next five years in the aggregate as of December 31 are as follows:

Year	Amount
2010	$ 238,414
2011	217,217
Total	$ 455,631

Equipment and office rental expenses charged to operations under these lease agreements totaled approximately $352,000 for 2009, and were recorded in office and other operating expenses on the Statement of Income.

9. Related party transactions

The Company from time to time specifically allocates to certain members profits and distributions at the direction of its Board in accordance with the Company's Operating Agreement.

The Company pays guaranteed payments to certain members who are involved in the day-to-day operations of the Company. Guaranteed payments to these members totaled approximately $3,809,000 for 2009, and were included in compensation and related expenses on the Statement of Income. As of December 31, 2009, approximately $1,778,000 was accrued and payable in accounts payable and accrued expenses on the Statement of Financial Condition.

The Company pays a monthly distribution based on an agreed upon percentage of its energy division's net revenue and profits to its current note payable investor in accordance with the investor operating agreement. A principal of the investor is also

9. Related party transactions *(continued)*

a manager of the division. Payments under this investor operating agreement totaled approximately $797,000 for 2009 and was included in compensation and related expenses on the Statement of Income.

10. Concentrations of credit risk

The Company maintains cash balances at banks and other financial institutions. Some accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000, and other accounts are not insured by the FDIC. The amount on deposit with these institutions at December 31, 2009 that is not insured by the FDIC totals approximately $225,000.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Operating agreement and membership units

The membership units of the Company derive their rights and restrictions from the Company's Operating Agreement ("Agreement"). In accordance with the Agreement, distributions to members of distributable cash, as defined, will be authorized from time to time by the Company's Managing Member in proportion to each member's units. Notwithstanding the foregoing, all distributable cash from banking operations, as defined, shall be distributed to certain members at an agreed upon amount.

In the case of liquidation of the Company's assets outside of the ordinary course of business, the Agreement calls for net proceeds to be distributed first in proportion to, and to the extent of, each member's net invested capital, as defined, as of the date of distribution and thereafter in proportion to each member's units.

The Agreement provides for restrictions of the transfer of member's units without the prior written consent of at least a majority of the issued and outstanding units. In addition, the Agreement contains a provision for the right of first refusal by the Company and its remaining members. Upon death or disability of a member, the Agreement calls for the sale of the units back to the Company at 1.5 times the book value of the applicable units. In the case of termination of a member, the Company shall purchase the units from the member at the original purchase price paid for the units plus or minus any increase or

11. Operating agreement and membership units *(continued)*

decrease in the book value of such units since the date of purchase, if termination occurs at any time during the first five (5) years of employment, or at the fair market value of the units at any time thereafter. The Company may, at its option and notice, at any time redeem all or any portion of the units held by any member for the fair market value of the applicable units.

12. Equity-based compensation and membership unit option plan

The Company's Unit Option Plan-Amended during 2005 provides for the granting of non-qualified immediately vested options to purchase up to 75,500 of the Company's membership units in order to provide incentives to certain employees and members. The plan allows participants to purchase membership units of the Company at prices set by the Board of Directors.

Unexercised options expire ten years after the grant date unless otherwise specified by the Board of Directors.

At December 31, 2009 and 2008 there were 51,000 unit options outstanding and exercisable at a weighted average exercise price of $1. There were no unit options granted, exercised or forfeited during 2009.

The following table summarizes the range of exercise prices, weighted average exercise prices, and weighted average remaining contractual lives for options outstanding and exercisable as of December 31, 2009:

Exercise price	Number of Shares	Weighted average exercise price	Weighted average remaining contractual life	Number of Shares	Weighted average exercise price
$ 1.00	51,000	$ 1.00	3.5	51,000	$ 1.00

Under FASB ASC 718, *Compensation–Stock Compensation*, the fair value for the Company's employee unit options was estimated at the date of grant using a minimum value options pricing model with the following assumptions: risk free interest rate of 4.0% for 2003 and 5.0% for 2004 no dividend yield, and an expected life of the option of 10 years.

The weighted average grant-date fair value of the options granted in 2003 was $.32 per share. The weighted average grant date fair value of the options granted in 2004 was $.12 per share. The provisions of FASB ASC 718, *Compensation–Stock Compensation*, are

12. Equity-based compensation and membership unit option plan *(continued)*

immaterial to the Company's membership unit option plan and accompanying financial statements.

13. Defined Contribution Plan

The Company has a contributory defined contribution plan covering all eligible employees qualifying under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, participating employees may elect to contribute specific amounts of their salaries to a trust for investment. The Company can elect to contribute specified amounts to the plan as determined by the Board of Directors. Participants' interests in the Company contributions vest immediately. Company contributions were approximately $199,000 for the year ended December 31, 2009.

SUPPLEMENTARY INFORMATION

HARSHMAN
PHILLIPS

Your Financial Business Matters.™

HARSHMAN PHILLIPS & COMPANY, LLC
3050 Amwiler Road, Suite 200
Atlanta, GA 30360
Tel 770.804.0300
Fax 770.804.0311

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members of
FIG Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedule of FIG Partners, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the shareholder of the Company, its management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Habif, Arogeti & Wynne...

Atlanta, Georgia
February 22, 2010

FIG PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Schedule I

Net Capital		
Total Members' Equity	$	3,929,492
Deduct total non-allowable assets		1,634,413
Net capital before haircuts on securities		2,295,079
Haircuts on securities		244,011
Net Capital	$	2,051,068
Aggregated Indebtedness		
Accounts payable, note payable, and accrued expenses	$	2,501,596
Payable to clearing organization		67,973
Total Aggregate Indebtedness	$	2,569,569
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	502,500
Excess Net Capital	$	1,548,568
Percentage of aggregate indebtedness to net capital		125%
Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$	2,051,068
Audit adjustment		-
Net Capital, as reported in Company's audited financial report	$	2,051,068

See Independent Auditors' Report.

CONFIDENTIAL

FIG PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Schedule II

The Company is exempt from the provisions of Rule15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.